Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpw.com

June 1, 2006

Office of Filings and Information
100 F Street, NE
Washington, D.C. 20549
Attn: Dan Morris

Re: IMH Assets Corp., Form S-3/A filed on May 31, 2006
File No.: 333-131344

Dear Ladies and Gentlemen:

In connection with the above referenced filing, attached please find blacklines of the base prospectus and forms of prospectus supplement (versions 1, 2 and 3) marked to show changes against the same which were previously filed on Form S-3/A on May 23, 2006.

Please contact Leigh Anne Kuiken at (212) 912-8307 or the undersigned at (212) 912-7472 with any other questions.

Sincerely, /s/ Richard D. Simonds
Richard D. Simonds